[WILSON SONSINI GOODRICH & ROSATI LETTERHEAD]

May 6, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mark P. Shuman Gabriel Eckstein Amanda Kim Stephen Krikorian

Re:	Marketo, Inc. Amendment No. 2 to Registration Statement on Form S-1 File No. 333-187689

Ladies and Gentlemen:

        On behalf of Marketo, Inc. (the "Company"), we are transmitting an Amendment No. 2 to the Company's Registration Statement on Form S-1 (the "Registration Statement").

        In response to our conversations with the Staff of the Securities and Exchange Commission during the week of April 29, 2013, the Company has: (i) clarified certain disclosures on pages 81 and 82 of the Registration Statement with respect to the weighting of secondary sales of the Company's common stock in its determination of fair value at certain times in 2012, and (ii) provided additional disclosure on page 58 of the Registration Statement regarding the factors that led to increases in revenue, including professional services revenue, in the first quarter of 2013 as compared to the first quarter of 2012.

        In addition, consistent with Comment No. 21 of the Staff's letter of March 26, 2013, the Company has updated the disclosure on page 79 of the Registration Statement to reflect certain option grants made by the Company on May 1, 2013.

        Please direct any questions or comments regarding the Registration Statement to me at (650) 849-3223 or tjeffries@wsgr.com and Aaron Alter at (650) 320-4693 or aalter@wsgr.com. We appreciate the Staff's assistance in this matter.

Sincerely,
WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ Tony Jeffries Tony Jeffries
cc:
Phillip M. Fernandez, Marketo, Inc.
Fred Ball, Marketo, Inc.
Sharon S. Zezima, Marketo, Inc.
Aaron J. Alter, Wilson Sonsini Goodrich & Rosati, P.C.
Michael E. Coke, Wilson Sonsini Goodrich & Rosati, P.C.
Anthony J. McCusker, Goodwin Procter LLP
Richard A. Kline, Goodwin Procter LLP